SunAmerica Specialty

Series SunAmerica Capital Services, Inc.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

October 27, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Specialty Series

Securities Act File No. 333-177121

Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Specialty Series (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Securities Act File No. 333-177121) (the “Amendment”) so that the Amendment is declared effective on Monday, October 31, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Armando Capasso of Willkie Farr & Gallagher LLP at (212) 728-8681, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SunAmerica Asset Management Corp.

Harborside Financial Center – 3200 Plaza 5 – Jersey City, NJ 07311-4992

www.sunamericafunds.com

October 27, 2011

Very truly yours,

SunAmerica Specialty Series

By:	/s/John E. McLean
John E. McLean
Assistant Secretary

SunAmerica Capital Services, Inc.

By:	/s/James Nichols
James Nichols
President